Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s to release Q1 FY18 results on July 27, 2017

Earnings call slated for July 27, 6.30 PM IST / 9.00 AM EDT

Hyderabad, India, July 14, 2017

Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY) will announce results for the First Quarter ended June 30, 2017 on Thursday, July 27, 2017 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com

Summary of Events

Event	Date and Time	Medium
Release of financial results	July 27th, after the Board Meeting	Email, Media, Company website, Businesswire
Earnings Call	July 27th, 6.30 PM IST / 9:00 AM EDT	Hosted by the Company (Details below)
Webcast of Earnings Call	July 27th , 6.30 PM IST / 9.00 AM EDT through July 31st	URL available on Company’s website, www.drreddys.com
Transcript of the Earnings call	Will be available on the Company’s website	URL available on Company’s website, www.drreddys.com
Press meet presentation	Will be available on the Company’s website	URL available on Company’s website, www.drreddys.com

Earnings Call

Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance. (Dial In and other details given below)

Audio Webcast

The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through July 31, 2017. For play back dial in phone No: 022 3065 2322, and ID: 375#.

Conference Dial-In Numbers
Primary Number:	+91 22 3960 0616
The numbers listed above are universally accessible from all networks and all countries.
Local Access Number:

Accessible from all major carriers except BSNL/MTNL.

3940 3977

Available in Ahmedabad, Bangalore, Chandigarh, Chennai, Kochi/Cochin, Gurgaon (NCR), Hyderabad, Kolkata, Lucknow, Pune

Accessible from all carriers.

International Toll Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call...

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.